FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of May 2015

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Finalizes Details of Stock Options (Stock Acquisition Rights)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: May 18, 2015	By:	/s/ Hajime Ikeda
Hajime Ikeda
Senior Managing Director

Nomura Finalizes Details of Stock Options (Stock Acquisition Rights)

Tokyo, May 18, 2015—Nomura Holdings, Inc. (the “Company”) today announced that its Executive Management Board1 has finalized the details of the issuance of Stock Acquisition Rights (“SARs”) as outlined below.

1.	SARs to be Issued

(1)	SARs No. 63

(2)	SARs No. 64

(3)	SARs No. 65

(4)	SARs No. 66

(5)	SARs No. 67

SARs No. 63 to No. 67 will be issued to directors, executive officers and/or employees of the Company and/or its subsidiaries, etc. in accordance with Articles 236, 238 and 240 of the Companies Act of Japan.

2.	Reasons for Issuance of SARs

The Exercise Price of SARs will be one (1) yen per share and will be granted to directors, executive officers and employees of the Company, etc., and its subsidiaries in lieu of a portion of cash compensation.

The SARs will be issued as deferred compensation to grantees and are restricted from being exercised for approximately six months up to three years from the issuance resolution date (today).

By restricting the exercise of the rights, the SARs No. 63, No. 64 and No. 65 are expected to have the following benefits.

1.	Retain talented personnel for longer terms by introducing deferred payment.

2.	Align the interests of directors, executive officers and employees with those of shareholders by reflecting changes of share price in compensation packages.

3.	Create a common objective for Nomura Group in terms of improving performance and trust by sharing a common incentive plan for executive officers and employees working in different business divisions and regions.

SARs No. 66 and No. 67 will be granted with exercise restriction periods of approximately six months and one year, respectively, in lieu of a portion of fixed allowance in accordance with remuneration regulations in Europe.

[1]	The Executive Management Board consists of the Group CEO (Representative Executive Officer), the Group COO (Representative Executive Officer), Division CEOs, and any other executive officers nominated by the Group CEO, and via Board of Directors resolutions decides important business matters including the issuance of SARs. Moreover, the grant of SARs to directors and executive officers of the Company is in accordance with decisions made by the Compensation Committee.

3.	Number of SARs and Grantees

SARs to be Granted to Directors and Executive Officers of the Company

	Directors and Executive Officers (Excluding Outside Directors)
	Number of Grantees	Number of SARs	Shares of Common Stock Under SARs
SARs No. 63	8	1,102	110,200
SARs No. 64	8	1,094	109,400
SARs No. 65	8	1,092	109,200

SARs to be Granted to Employees, etc.

	Employees of the Company			Directors, Executive Officers and Employees of the Company’s Subsidiaries, etc.
	Number of Grantees	Number of SARs	Shares of Common Stock Under SARs	Number of Grantees	Number of SARs	Shares of Common Stock Under SARs
SARs No. 63	17	3,451	345,100	965	67,034	6,703,400
SARs No. 64	17	3,445	344,500	965	66,759	6,675,900
SARs No. 65	17	3,438	343,800	964	66,393	6,639,300
SARs No. 66	4	5,947	594,700	56	36,241	3,624,100
SARs No. 67	4	5,944	594,400	5	2,700	270,000

The above figures are projected numbers. Should the number decrease due to grantees not applying or other reasons, the revised number of SARs will be issued.

Summary of SARs

		SARs No. 63	SARs No. 64	SARs No. 65
1.	Grantees	Total of 990 directors, executive officers and employees of the Company and its subsidiaries, etc.	Total of 990 directors, executive officers and employees of the Company and its subsidiaries, etc.	Total of 989 directors, executive officers and employees of the Company and its subsidiaries, etc.
2.	Total Number of SARs	71,587	71,298	70,923
3.	Period for the Exercise of SARs	April 20, 2016, to April 19, 2021	April 20, 2017, to April 19, 2022	April 20, 2018, to April 19, 2023

		SARs No. 66	SARs No. 67
1.	Grantees	Total of 60 directors, executive officers and employees of the Company and its subsidiaries, etc.	Total of 9 directors, executive officers and employees of the Company and its subsidiaries, etc.
2.	Total Number of SARs	42,188	8,644
3.	Period for the Exercise of SARs	November 8, 2015, to November 7, 2020	May 8, 2016, to May 7, 2021
4.	Value of Assets to be Rendered upon the Exercise of SARs, or the Method for Calculating Such Value	One (1) yen per share.
5.	Type and Number of Shares Under a SAR	The number of shares under a SAR shall be 100 shares of common stock of the Company. Should events separately prescribed by the Company occur, the number of stocks granted under a SAR will be adjusted according to a method separately prescribed by the Company.
6.	Paid-in Amount for SARs, or the Method for Calculating Such Value	No payment shall be required for SARs.
7.	Conditions for the Exercise of SARs	No SAR may be exercised partially.

		Note:	In accordance with SARs Agreement to be executed between the Company and the Grantees, the SARs No. 63, No. 64 and No. 65 will have the restrictions such as the Grantees must maintain a position as an executive or employee of the Company during the vesting period between the granting of the SARs and the commencement of the Exercise Period.
8.	Matters with regard to Capital Stock and Capital Reserve to be Increased in the Event of the Issuance of Shares upon the Exercise of SARs	1.

Capital Stock to be Increased

Half of the amount of the maximum limit on an increase of capital stock, etc. calculated in accordance with Article 17, Paragraph 1 of the Corporate Calculation Regulations, and any fraction of less than one yen resulting from the calculation shall be rounded up to the nearest yen.

		2.	Capital Reserve to be Increased
Amount of the maximum limit of increase of capital stock, etc. less the amount of capital stock to be increased.
9.	Events for the Acquisition of SARs by the Company	In the event that all shares of the Company’s common stock are transferred to a party other than the Company or the meeting of the Company’s shareholders approves a merger agreement or a share exchange agreement where the Company is a party, the Company may acquire SARs on a day separately determined by the Board of Directors of the Company or an executive officer designated by resolution of the Board of Directors.

		SARs No. 66	SARs No. 67
10.	Restriction of Acquisition of SARs by Assignment	Any assignment of SARs shall be subject to approval by resolution adopted by the Board of Directors of the Company.
11.	Treatment of SARs under Organizational Restructuring	The same shall apply as described in 9.
12.	Grant Date of SARs	June 5, 2015
13.	Certificate of SARs	The Company shall not issue any SAR certificate.

ends

For further information please contact:

Name	Company	Telephone
Joey Wu	Nomura Holdings, Inc.	81-3-3278-0591
Keiko Sugai	Group Corporate Communications Dept.

Nomura

Nomura is an Asia-based financial services group with an integrated global network spanning over 30 countries. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its three business divisions: Retail, Asset Management, and Wholesale (Global Markets and Investment Banking). Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.